

8-35615

SEC 02006498 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-17984~~



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KOPSTEIN, VAN ALEN, NASH, & CO, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 CANNON STRET
(No. and Street)

POUGHKEEPSIE (CITY) NEW YORK (state) 12601 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES VAN ALEN 914-485-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/14/02

OATH OR AFFIRMATION

I, James Van Alen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kopstein, Van Alen, Nash & Co., Inc , as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 26th day of February, 20 02.

Pauline A. Drozenski
Notary Public

PAULINE A. DROZENSKI
NOTARY PUBLIC, State of New York
No. 04DR6034827
Qualified in Dutchess County
Commission Expires 12/20/05

[signature]
Signature

CHAIRMAN 2/26/02
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Kopstein, Van Alen, Nash & Co., Inc.

I have examined the financial statements of Kopstein, Van Alen, Nash & Co., Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 15, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Kopstein, Van Alen, Nash & Co., Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.



February 15, 2002

Harvey E. Karll CPA, PC

Kopstein, Van Alen, Nash, & Co., Inc.

Audited Financial Statements

December 31, 2001

CONTENTS

INDEX
*****
***
*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

February 15, 2002

Report of Independent Accountant

To the Board of Directors Kopstein, Van Alen, Nash & Co., Inc.

I have audited the accompanying statement of financial condition of Kopstein, Van Alen, Nash & Co., Inc. as of December 31,2001, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of the company. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement present&tion. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Kopstein, Van Alen, Nash & Co., Inc. as of December 31, 2001 , and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Kopstein, Van Alen, Nash & Co., Inc. are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Hz Karll CPA P.C.

Kopstein, Van Alen, Nash & Co., Inc.
Balance Sheet
December 31, 2001

Assets

Current Assets			
Cash - Riverside Bank		$ 172.58	
Cash - Key Bank		22,144.63	
Wexford Billing Account		0.82	
Cash - Money Markets		258,067.03	
Petty Cash		92.77	
Commissions Receivable		10,003.00	
Money- Muni Bond		406.85	
Cash-Wexford Money Mkts		20,528.13	
Money Market - Trade		41,873.41	
Wexford Error Account		174.42	
Wexford M/F		0.56	
Wexford Average Price		318.92	
Prepaid Expenses		2,779.15	
WexfordCap. Depository		0.66	
Total Current Assets			$ 356,562.93
Fixed Assets			
Furniture & Fixtures	$ 26,796.05		
Accum Depre - Furn & Fix	(26,796.05)		
		0.00	
Equipment	179,204.42		
Accum Depre-Equipment	(172,132.54)		
		7,071.88	
Leasehold Improvements	39,520.35		
Accum Depre - L'H Impr	(39,520.35)		
		0.00	
Net Fixed Assets			7,071.88
Other Assets			
Security Deposit - Lease		2,879.88	
Security Deposits-Other		1,665.00	
Total Other Assets			4,544.88
Total Assets			$ 368,179.69

See Accountant's Audit Report

Kopstein, Van Alen, Nash & Co., Inc.
Balance Sheet
December 31, 2001

Liabilities & Equity

Liabilities

Current Liabilities		
Commissions Payable	$ 10,012.03	
Accounts Payable	8,272.35	
Pension Plan Payable	8,072.43	
Brokerage Debit Balances	19,000.00	
Total Current Liab.		$ 45,356.81
Long Term Liabilities		
Total Long Term Liab.		0.00
Total Liabilities		45,356.81
Equity		
Common Stock	15,000.00	
Paid in Capital	77,300.00	
Retained Earnings	227,654.51	
Current Earnings	2,868.37	
Total Equity		322,822.88
Total Liabilities & Equity		$ 368,179.69

See Accountant's Audit Report

Kopstein, Van Alen, Nash & Co., Inc.
Statement of Income
Twelve Months Ended December 31, 2001

	Year To Date	%
Commission Income	$ 445,422.48	100.0
Total Income	445,422.48	100.0
Salaries - Officers	178,306.38	40.0
Salaries - Others	31,725.00	7.1
Advertising	2,350.00	0.5
Automobile Expense	2,908.00	0.7
Gifts	207.02	0.0
Insurance - Health	27,170.05	6.1
Bank Charges	203.58	0.0
Commissions	45,134.90	10.1
Classes and Seminars	471.75	0.1
Clearing Expense	15,942.19	3.6
Depreciation	3,420.96	0.8
Dues & Subscriptions	729.00	0.2
Electric	5,364.60	1.2
Insurance	2,790.01	0.6
Error Expense	(494.56)	-0.1
Fees	404.39	0.1
Insurance-Officer's Life	6,541.97	1.5
Insurance-Fidelity Bond	1,216.00	0.3
Maintenance & Cleaning	3,130.59	0.7
Computer Expense	2,025.70	0.5
Payroll Processing	854.69	0.2
Pension Expense	8,072.43	1.8
Office Expense	2,133.10	0.5
Postage & Messenger	2,045.70	0.5
Professional Fees	20,637.07	4.6
Rent	39,663.00	8.9
Regulatory Fees	6,815.54	1.5
Repairs	147.50	0.0
Quotron Expense	10,555.99	2.4
Taxes - Payroll	19,324.65	4.3
Telephone	20,012.84	4.5
Travel & Entertainment	3,734.34	0.8
Total Operating Expenses	463,544.38	104.1

See Accountant's Audit Report

Kopstein, Van Alen, Nash & Co., Inc.
Statement of Income
Twelve Months Ended December 31, 2001

	Year To Date	%
Other Income		
Interest Income	$ 21,222.65	4.8
Municipal Interest	1,178.62	0.3
Net Income Before Taxes	4,279.37	1.0
Income Tax Provision		
Federal Income Tax	1,011.00	0.2
State Income Tax	400.00	0.1
Total Provision for Income Taxes	1,411.00	0.3
Net Income (Loss)	$ 2,868.37	0.6

See Accountant's Audit Report

Kopstein, Van Alen, Nash & Co., Inc.
Statement of Income
Twelve Months Ended December 31, 2001

	Year To Date	%
Commission Income	$ 445,422.48	100.0
Income	22,401.27	5.0
G & A Expense	463,544.38	104.1
Other Expense	1,411.00	0.3
Profit/Loss	2,868.37	0.6

See Accountant's Audit Report

Koptstein, Van Alen, Nash & Co., Inc.
Statement of Stockholders' Equity
December 31, 2001

Beginning Stockholders' Equity	$ 92,300.00

Ending Stockholders' Equity	$ 92,300.00
	===========

(See Accountant's Audit Report and Notes to Financial Statements)

Kopstein, Van Alen, Nash & Co., Inc.
Statement of Retained Earnings
December 31, 2001

Beginning Retained Earnings	$ 227,654.51
Current Years Operations	2,868.37
Ending Retained Earnings	$ 230,522.88

(See Accountant's Audit Report and Notes to Financial Statements)

Kopstein, Van Alen, Nash & Co., Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2001

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 2,868.37	
Adjustments		
Add:		
Depreciation	3,420.96	
Brokerage Debit Balances	19,000.00	
Less:		
Money- Muni Bond	(406.85)	
Cash-Wexford Money Mkts	(818.18)	
Money Market - Trade	(41,873.41)	
Wexford Error Account	(174.42)	
Wexford Average Price	(4.73)	
Commissions Payable	(37,807.65)	
Accounts Payable	(1,336.84)	
Pension Plan Payable	(5,526.11)	
Wexford Error Account	(10,338.17)	
Cash from Operations		(72,997.03)
Cash Flows - Invested		
Investing Cash Flows		0.00
Cash Flows - Financing		
Financing Cash Flows		0.00
Cash Increase (Decrease)		(72,997.03)
Cash - Beginning of Year		
Cash - Riverside Bank	138.74	
Cash - Key Bank	1,975.46	
Wexford Billing Account	0.82	
Cowen Money Market	0.00	
Error Account - Cowen	0.00	
Trading Surplus Account	0.00	
Cash - Money Markets	295,825.53	
Petty Cash	92.77	
Cash-Wexford Money Mkts	19,709.95	
Total Beginning of Year		317,743.27
Cash on Statement Date		$ 244,746.24

See Accountant's Audit Report

Kopstein, Van Alen, Nash & Co., Inc.
Computation of Net Capital
December 31, 2001

Net Worth		$ 322,823
Less: Non Allowable Assets	14,489	
Haircuts	6,418	20,907
Net Capital		301,916
Less: Capital Requirement		50,000
Excess Capital		$ 251,916
Aggregate Indebtedness		$ 45,356
Ration of Aggregate Indebtedness to Net Capital		0.15 to 1.0

Reconciliation of Computation of Net Capital

Net Capital - As reported in Part IIA Focus	$ 293,973
Net Audit Adjustments	7,943
Net Capital, As Above	$ 301,916

(See Accountant's Audit Report and Notes to Financial Statements)

Kopstein, Van Alen, Nash & Co., Inc.
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

2. Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is requied to maintain minimum net capital ($ 50,000.00), as defined under Rule 15c3-1. At December 31, 2001 the Company had net capital of $ 301,916.

3. Exemption from Rule 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. Commitments

The Company is obligated for office space at December 31, 2001 with rent commitments as follows:

2002	42,000

5. Retirement Plan

The Company has a retirement plan with voluntary contibutions which have immediate vesting.

6. Officers Life Insurance

The Company has life insurance on each of the three officers' lives in the $100,000-150,000 range to fund a buy-sell arrangement.

Kopstein, Van Alen, Nash & Co., Inc.
Notes To Financial Statements
December 31, 2001

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

8. Advertising

The comany's policy is to expense tha cost of advertising as it is incurred.

9. Loss Contingencies

The company is involved in an arbitration involving a former client. The client claims she invested through a registered agent which resulted in a loss to her. The company believes, however, that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations. The company has filed a third party claim against its former clearing agent.